SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Press release dated November 25, 2005 regarding the completion of HK$9 Billion Credit Facility with a consortium of 18 banks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

PRESS RELEASE

HUTCHISON TELECOM ANNOUNCES COMPLETION

OF HK$9 BILLION CREDIT FACILITY

Hong Kong, 25 November 2005 - Hutchison Telecommunications International Limited (“Hutchison Telecom”; “the Company”; SEHK: 2332; NYSE: HTX) today announces that it has successfully completed a HK$9 billion three-year senior revolving loan facility with a consortium of 18 banks. As a result of strong demand, the amount of the facility has been increased from HK$8 billion to HK$9 billion.

The facility will be used to refinance existing maturing facilities and is priced at a margin of 0.75% above HIBOR, compared to 0.85% above HIBOR on the maturing loan.

The banks providing the facility are ABN AMRO Bank N.V.; Calyon; HSBC; Standard Chartered Bank (Hong Kong) Limited; WestLB; Export Development Canada; BayernLB Hong Kong; Industrial and Commercial Bank of China (Asia) Limited; ING Bank N.V.; The Royal Bank of Scotland plc; SG Corporate and Investment Banking; Sumitomo Mitsui Banking Corporation; United Overseas Bank Limited; Bayerische Hypo-und Vereinsbank AG, Hong Kong Branch; Banca Nazionale del Lavoro S.p.A., Hong Kong Branch; Rabobank International, Hong Kong Branch; Malayan Banking Berhad Hong Kong Branch and Wing Hang Bank, Limited.

Commenting on the facility, Tim Pennington, Chief Financial Officer, Hutchison Telecom said, “We are delighted by the response of banks to our facility. Due to the strong demand we were able to increase the facility size to HK$9 billion at competitive pricing. This will provide Hutchison Telecom with the finance to support its investment programme in developing markets.”

This is the fifth major financing for the Hutchison Telecom group of companies this year. On March 31 the Company’s Israeli subsidiary, Partner Communications, raised NIS2 billion (approximately US$430 million) in the largest domestic bond financing seen in Israel. Hutchison Essar, the Company’s Indian operator, concluded in October two three-year credit facilities aggregating to INR19,450 million (approximately US$440 million). This facility is among the largest syndicated financings seen in India this year. In May Hutchison Telecom’s Hong Kong mobile operation raised HK$6 billion (approximately US$770 million) in a three-year revolving credit facility. The current HK$9 billion three-year credit facility for Hutchison Telecom is the Company’s second financing in the Hong Kong market this year.

“Our growth strategy has brought in results that position the Company well in the capital markets. The success of these transactions reflects the international banking community’s faith in the operating and financial strengths of Hutchison Telecom”, Mr Pennington said.

– End –

For further information, please contact:

Mickey Shiu

Hutchison Telecom

Work +852 2128 3107

Mobile +852 9092 8233

E-mail mickeyshiu@htil.com.hk

Notes to editors:

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (Hutchison Telecom or the Group) is a leading global provider of telecommunication services.

The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunication services in markets with high growth potential. For more information about Hutchison Telecom, see www.htil.com.